LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2001	jgorman@luselaw.com

January 10, 2014

VIA E-MAIL

Ms. Kathryn McHale

Senior Staff Attorney

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Re:                             Bridge Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 17, 2013

File No. 333-192160

Dear Ms. McHale:

The letter replies to your letter of January 7, 2014 providing comments on the referenced filing for Bridge Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.                                      Please provide us your analysis as to whether the right to payment of the Post-Closing Additional Consideration, included as part of the merger consideration, is a security, the offer and sale of which should be registered under the Securities Act of 1933. Alternatively, please amend your Form S-4 to register such rights.

Response:  The Company believes the right to payment of the Post-Closing Additional Consideration is not a security, and thus, does not need to be registered under the Securities Act of 1933.  In reaching this conclusion, the Company notes that the right to receive the Post-Closing Additional Consideration, which will be solely in the form of cash, will be non-interest bearing, will not be assignable or transferable except by operation of law, will not be represented by any form of certificate or instrument, will not represent any ownership interest in Bridge Bancorp or FNBNY Bancorp and the holders of the right will have no ownership rights common to shareholders of Bridge Bancorp (such as voting and dividend rights).  In addition, the payment of the Post-Closing Additional Consideration will not be dependent on Bridge Bancorp’s operating results subsequent to the merger, but solely on the performance of the Identified Loans.  See Northwestern Mutual Life Insurance Co., 1983 SEC No-Act. Lexis 1918 (March 3, 1983); Essex Communications Corp., 1988 SEC No-Act. Lexis 823 (June 28, 1988); Minnesota Mining and Manufacturing Co., 1988 SEC No-Act. Lexis 1373 (October 13, 1988).

We have added additional disclosure to this effect on pages 25 and 26.

2.                                      We note your response to prior comment 2. We seek further support as to how you determined that the prospectus adequately discloses the information required by paragraph 16 to Schedule A of the Securities Act of 1933. The large number of variables involved in the pricing formula raises questions as to how a security holder can make an informed voting decision with respect to the proposed transaction. Please provide a more detailed legal analysis, citing all relevant precedent upon which you rely, as to how the current pricing disclosure is consistent with the cited provisions.

Response: The Company registrant has revised the disclosure to indicate what it expects year end tangible book value will be and therefore what it expects the exchange ratio to be and what values the exchange ratio would deliver based on announcement date stock pricing and latest practical date stock pricing.  The expected year end tangible book value is stated as a range from $0.85 to $1.25, which would result in an exchange ratio of between 0.03853 and 0.04162, value of between $0.97 and $1.04.  The revised disclosure further states the expectation that there will be no pre-closing recoveries on the identified loans, and that insurance proceeds of at least $350,000 will be received (which is the threshold below which the number of Bridge Bancorp shares are reduced).  The tables on page 27 and 29 are revised to more closely match the expected results.  Disclosure has been added that the actual year end tangible book value will be disclosed at or prior to the special meeting, and that shareholders can call a toll free number to obtain the exchange ratio and related information at any time prior to the special meeting as well as prior to closing.  The expected closing date is disclosed.

We believe that shareholders now have a reasonable understanding of both the method by which the merger price is computed, and the expected pricing that will result from the method disclosed.  The range provided, we believe, is a reasonably narrow range under the circumstances that reasonably informs shareholders of what to expect in terms of merger consideration.  Based on yesterday’s closing price for Bridge Bancorp of $25.08 (we will update this data prior to mailing), the expected merger consideration had a value of between $0.97 and $1.04 per FNBNY share.  The Company will inform shareholders of the actual exchange ratio at or before the special meeting.  Further, a toll free telephone number is provided for shareholders to call to be provided with up to date information as to the pricing that will result from the method disclosed.

We believe that the disclosure provided is compliant with Schedule A of the Securities Act of 1933.  In this regard, we would also ask the staff to consider the following factors.  The formula pricing precedent that we have discussed appears to arise in the context of a tender offer, where individualized shareholder financial decisions are required under a fixed twenty day window period.  In the instance case, which involved a merger transaction, the board of directors of FNBNY, as fiduciaries on behalf of the shareholders, initially has made a reasoned and informed decision that the transaction presented is in the best interests of the stockholders, which decision and analysis took place over an extended period of time during which the board sought the best deal/value for the shareholders and negotiated a pricing method that was deemed to provide the shareholders with the maximum return/consideration possible.  Thus, an extensive analysis has been provided already on behalf of the shareholders collectively, which was supported by a fairness opinion.  Importantly, and unlike the tender offer transaction, here shareholders can exercise dissenters’ rights of appraisal and seek fair value for their shares if they do not believe that the merger consideration represents fair value.  In a tender offer, shareholder are left “holding the bag” if they do not tender. Finally, shareholders holding approximately 52% of the voting shares of FNBNY have entered into agreements to vote their shares in favor of the transaction. So approval of the merger is assured.

Merger Consideration, page 23

3.                                      We note your response to prior comment 9. Please disclose with more specificity your current expectations as to when the transaction will close.

Response:  We have provided more specificity as to current expectation as to closing on page 30.

4.                                      We note the disclosure you have added in the last paragraph of this section. Please clarify your disclosure to state, if true, that security holders may call the disclosed toll free number to hear updated information regarding the preliminary Exchange Ratio at any time prior to the vote, as well as prior to the closing.

Response:  The requested clarification has been provided.

Please call me if you have any questions.

Very truly yours,

/s/ John J. Gorman
John J. Gorman

cc:                              Howard Nolan

Marc P. Levy, Esq